UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July, 2003

Sola Resource  Corp.

201 – 1168 Hamilton St., Vancouver, BC V6B 2S2

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F   [X]           Form 40-F  [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [  ]                    No [X]

TECHSITE STRATEGIES CORP.

c/o 201 – 1168 Hamilton Street

Vancouver, B.C.

V6B 2S2

(the “Company”)

News Release 2003 – 05

May 20, 2003

TSS-V

The Company is pleased to announce that Roger D. Morton B.Sc. Ph.D. (Geol), of Edmonton, Alberta, has agreed to join the Company’s Board of Directors, effective immediately.  Dr. Morton replaces Andrew Walker.

Dr. Morton brings to the Company in excess of 35 years’ experience in the diamond exploration and mineral exploration industries and will prove invaluable to the Company as it continues its pursuit of diamond properties in East Africa and elsewhere. He is Professor Emeritus in Economic Geology at the University of Alberta and has played major roles in a number of Corporations performing exploration and mineral development in North America, South America, Africa and Southeast Asia.

Mr. Walker has agreed to take on the role as the Company’s Secretary, and will replace Ms. Lila Dupuis.

ON BEHALF OF THE BOARD OF

TECHSITE STRATEGIES CORP.

___”Feisal Somji”_____________

Feisal Somji, B.Sc., MBA

President

For further information please contact the Company at (604) 681 - 7017, or by fax at (604) 648-9390.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

TECHSITE STRATEGIES CORP.

c/o 201 – 1168 Hamilton Street

Vancouver, B.C.

V6B 2S2

(the “Company”)

News Release 2003 – 07

Private Placement receives final approval

and

The Company will be trading as Sola Resource Corp.

July 16, 2003

TSS-V

The Company wishes to announce that it has received final approval from the TSX Venture Exchange (the “Exchange”), to the private placement of 9,785,001 Units in its capital, at $0.15 per Unit, which private placement was initially disclosed to the public by way of news release dated March 18, 2003.  Each Unit consists of 1 common share of the Company and 1 non-transferable share purchase warrant (the “Warrant” or the “Warrants”), entitling the holder to purchase 1 additional share of the Company, for a 2 year period, at $0.30 per share.  The exchange also approved finder fee’s consisting of 238,333 Units and a cash payment of $2,300.

The Company further wishes to announce that it has received Exchange acceptance to its change of name submission and that it will, as of Thursday July 17, 2003, trade as “Sola Resource Corp.” under the trading symbol “SL”.

Feisal A. Somji, the Company’s President, observes “The completion of this private placement has allowed the Company to retire its long outstanding debt and, when combined with its new name and renewed energy amongst a well-experienced and motivated management team, the Company is now positioned to move forward with its exciting projects”.

ON BEHALF OF THE BOARD OF

TECHSITE STRATEGIES CORP.

___”Feisal Somji”_____________

Feisal Somji, B.Sc., MBA

President

For further information please contact the Company at (604) 681 - 7017, or by fax at (604) 648-9390.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.